Motilal Oswal Securities International Private Limited

Financial Statements
and
Report of Independent Registered Public Accounting
Firm Public Pursuant to Rule 17a-5(e) (3) of the Securities
Exchange Act of 1934

March 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69093

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024   AND ENDING 03/31/2025
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LTD

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

MOTILAL OSWAL TOWERS, GOKHAL & SAYANI ROAD
(No. and Street)

MUMBAI	INDIA	400-0025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL EBERT	201-738-9373	peberbert@bigapplegrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP
(Name – if individual, state last, first, and middle name)

A-94/8 WAZIRPUR INDUSTRIAL AREA,	DELHI	110052	
(Address)	(City)	(State)	(Zip Code)

02-10-2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, HIMANSHU P. VARIA , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MOTILAL OSWAL SECURITIES INTL PVT LTD., as of MARCH 31 , 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Attested by me

Signature: _Himanshu Varia_

Title: CHIEF EXECUTIVE OFFICER/CCO

RAKESH P. DOOA
Advocate High Court
Notary Government Of India
Shop No. 8, Kondaji Bldg. No.
near Tata Hospital, Parel,
Mumbai 400 012.

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Motilal Oswal Securities International Private Limited

Table of Contents
March 31, 2025

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

MERCURIUS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Motilal Oswal Securities International Private Limited

Opinion on the Financial Statements

We have audited the accompanying financial statements of **Motilal Oswal Securities International Private Limited** (the "Company ") as of March 31, 2025, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules related to Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission, Information Relating to Possession or Control Requirements and, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 2 240. 17a-5. In our opinion, the supplemental information contained in schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
June 30, 2025

Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2025

Assets

Current Assets

Cash and Cash Equivalents	$	778,652
Unbilled Receivable from Parent		92,189
Accounts Receivable from Parent		42,009
Tax Receivable		43,559
Total Current Assets	**$**	**956,409**

Other Current Assets

Prepaid expenses and Other assets	$	446
Total Other Current Assets	**$**	**446**

Non Current Assets

Deferred Taxes	$	4,595
Fixed Asset		28
Total Non Current Assets	**$**	**4,623**

Total Assets	**$**	**961,478**

Liabilities and Stockholder's Equity

Accounts Payable	$	24,522
Short Term Provisions		200,330
Tax Liabilities		8,343
Total Current Liabilities	**$**	**233,195**
Long Term Provision		14,520
Total Liabilities	**$**	**247,715**

Stockholder's Equity

Common Stock, $0.2028 par value	
10,000,000 authorized, 4,569,200 shares issued and outstanding	926,944
Retained Earnings	163,187
Accumulated Other Comprehensive Loss	(376,369)
Total Stockholder's Equity	**713,763**

Total Liabilities and Stockholder's Equity	**$**	**961,478**

The accompanying notes are an integral part of this financial statement.

The Company is owed $42,099 from the Parent related to earned revenue and $92,189 related to unbilled revenue as at March 31, 2025.

The Company also paid remuneration to Mr. Himanshu Varia, who serves as Senior Group Vice President, CCO, CEO and is considered a Key Management Personnel (KMP).

The total compensation paid to KMP for 2024-25 against services rendered in his capacity as Senior Group Vice President, CCO, CEO amounted to $374,578 for the year ended March 31, 2025. The compensation includes salary, bonuses, non-cash perquisite, non-taxable reimbursement and allowances and other employment benefits.

NOTE 6 – INCOME TAXES

The provision for income taxes consists of the following for the period ended March 31, 2025:

Current expense	$22,022
Deferred expense	(87)
Prior period tax adjustment	(6,786)
Provision for income taxes	$15,149

The Company's total deferred tax assets and liabilities at March 31, 2025 are as follows:

Deferred tax assets	$4,595
Valuation allowance	----
	$4,595
Deferred tax liabilities	----
Net deferred income tax asset	$4,595

Management believes a valuation allowance is not deemed necessary as the Company expects to receive the full benefit of the deferred tax asset.

NOTE 7- PROPERTY PLANT AND EQUIPMENT

The Company writes off assets over a 3-to-5-year period. For the year ended March 31, 2025, the Company expensed $0.

NOTE 8– STOCKHOLDER'S EQUITY

The Company is a corporation formed under Indian law with 10,000,000 shares authorized with a par value of $0.2028. As of March 31, 2025 there are 4,569,200 shares issued and outstanding.

Motilal Oswal Securities International Private Limited
STATEMENT OF OPERATIONS and COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31, 2025

Revenue

Advisory Fees from Related Party	$	660,666
Interest Income		972
Total Revenue	$	661,638

Operating Expenses

Salary and Employee Benefits	464,464
Professional Services	73,350
Occupancy and Equipment	8,516
Regulatory Fees	10,630
Other General Administrative	17,532
Total Operating Expenses	574,492

Net Income from Operations before Other Comprehensive Income and Income Tax	87,146

Income Tax Expense

Current tax	22,022	
Deferred tax	(87)	
Prior period tax adjustments	(6,786)	
		15,149

Net Income after Income Tax Expense	71,997

Other Comprehensive Income(Loss)

Acturial Gain on post retirement benefit plan (Net of Tax)		(822)
Foreign Currency Translation Adjustment		(17,255)
Comprehensive Income	$	53,920

The accompanying notes are an integral part of this financial statement.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2025

| | Common Stock | | Retained | | Accumulated Other Comprehensive | | Total Stockholder's | |
	Shares	Amount	Earnings		-Loss		Equity	
Balance - March 31, 2024	4,569,200	$ 926,944	$	91,190	$	(358,292)	$	659,842
Net Income				71,997			$	71,997
Actuary Gain (Net of Tax)						(822)	$	(822)
Foreign Currency Translation						(17,255)	$	(17,255)
Balance - March 31, 2025	4,569,200	$ 926,944	$	163,187	$	(376,369)	$	713,763

The accompanying notes are an integral part of these financial statements

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2025

Cash Flows from Operating Activities

Net Income	$	71,997	
Acturial Gain (Net of Tax)	$	(822)	
Adjustments to reconcile net income to net cash used in operating activities:			
(Increases) Decreases in operating assets and liabilities:			
Increase In Accounts Receivable		(42,009)	
Increase In Unbilled Receivable		(62,413)	
Decrease in Prepaid Expenses		5,394	
Increase in Tax Receivable		(22,383)	
Increase in long term Provision		2,427	
Increase in Accounts payables		8,352	
Increase in Tax Liabilities		4,077	
Increase in Short term Provision		157,086	
Cash Generated from Operating Activities		**121,706**	
Income tax Net of Refund		(15,512)	
Net Cash Provided in Operating Activities		$	106,194
Cash Flows from Investing Activities			-
Cash Flows from Financing Activities			-
Effect of exchange rate changes on cash and cash equivalents			(1,991)
Net Increase in Cash and Cash Equivalents			104,203
Cash and Cash Equivalents - Beginning of period			674,449
Cash and Cash Equivalents - End of period		$	778,652

The accompanying notes are an integral part of this financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Financial Services Limited, (the "Parent") a brokerage firm located in India and registered with Securities and Exchange Board of India (SEBI), National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company was approved as a US FINRA registered broker-dealer on January 4, 2013.

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to Federal Deposit Insurance Corporation (FDIC) rules and regulations. The cash balance is subject to currency fluctuations vs the US DOLLAR (USD).

(c) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Motilal Oswal Securities International Private Limited
Notes to Financial Statements
March 31, 2025

(d) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, other receivables, accounts receivable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(e) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is not required to file taxes within the U.S. tax jurisdiction. The Company had no uncertain tax positions at March 31, 2025, and there were no tax related penalties or interest for the year reported in these financial statements.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Concentration, Risk and Credit Risk

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company maintains its cash balances at major financial institutions which at times may exceed insured limits. The Company's operating cash account is maintained in Indian Rupees with scheduled commercial banks regulated by the Reserve Bank of India (RBI) under the DICGC scheme. Amounts exceeding the insured limit are subject to counterparty risk, resulting in potential risk concentration.

(g) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The realized and earned revenues recorded has a persuasive evidence of an arrangement, delivery of the services has occurred, the price of such services is fixed and determinable and collectability is reasonably assured. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

The Company follows a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

(h) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S. Dollar using monthly average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive loss and are shown as a separate component of stockholder's equity. Foreign currency losses are included in the Statement of operations and comprehensive loss for the year ended March 31, 2025. Conversion of INR to USD is based on the Foreign Exchange rates provided by oanda.com, a market maker of FX rates.

(i) Prepaid Taxes

In accordance with the Indian income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

(j) Recent Accounting Pronouncements

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

Motilal Oswal Securities International Private Limited
Notes to Financial Statements
March 31, 2025

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of March 31, 2025.

NOTE 3 – PREPAID EXPENSES.

The Company has Prepaid Expenses of $446.00 as of March 31, 2025. It consists of vendor prepayments and FINRA CRD.

NOTE 4 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1) and has elected to operate under paragraph (a)(i)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate indebtedness items and requires that the ratio of aggregate indebtedness. At March 31, 2025, the Company had net capital of $375,397 which was $125,397 in excess of its required net capital of $250,000.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under
Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 5 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent $660,666 in the form of Advisory Fees for the year ended March 31, 2025.

The Company paid rent to the Parent of $8,516 and Business Support Fees of $11,354 during the period ended March 31, 2025.

NOTE 9– SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a negative material impact on its financial statements.

NOTE 10 – SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer to enable the Parent to better serve its worldwide customers as well as have greater coverage for its investment banking revenue base. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note No 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE No 2). The Company derived 100 % of total revenues earned during the year ended March 31, 2025 from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2025

Net Capital
Total Shareholders' Equity $ 713,763

Deductions and Charges
Non-allowable assets:
Fixed Asset   28
Due from Parent   134,198
Loans & Advances   43,559
Prepaid Expenses and Other Assets   446
Deferred Taxes Receivable   4,595
Total non-allowable assets   182,826

Net Capital before Haircut on Securities Owned
(Tentative Net Capital)   530,937

Haircuts on Securities
Foreign currency position   155,540

Total Haircuts on Securities Owned   155,540

Net Capital   375,397

Computation of Alternative Net Capital Requirement

Net Capital Requirement   250,000

Net Capital in Excess of Requirement $ 125,397

Net Capital in excess of the greater of 5% of combined aggregate
debit items or 120% of minimum net capital requirement $ 175,397

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

RECONCILIATION PURSUANT TO RULE
17a-5(d)(4)

March 31, 2025

Reconciliation with the Company's computation included in
Part II of Form X-17A-5 as of March 31, 2024

Net Capital as reported in Company's Part II (unaudited) Focus report	$	375,397
Net capital computation contained herein	$	375,397

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation
above and the computation included in the FOCUS Form X-17a-5
Part II.

S

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE

**INFORMATION RELATING TO COMPUTATION FOR DETERMIN
OF RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQU
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMM**

March 31, 2025

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commissi
paragraph (k)(2)(i) of that Rule.



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Motilal Oswal Securities International Private Limited

We have reviewed management's statement, included in the accompanying Motilal Oswal Securities International Private Limited, Exemption Report (the "Exemption Report"), in which

(1) **Motilal Oswal Securities International Private Limited** (the "Company") identified the following provisions of 17 C.F.R. 240. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 **k(2)(i)** (the "exemption provisions"); and

(2) The Company stated that they met the identified exemption provisions throughout the year ended March 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph **k(2)(i)** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
June 30, 2025



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

Rule 15c3-3 Exemption Report

For the year ended March 31, 2025

In accordance with the Finra membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been throughout the year ended March 31, 2025 without exception.

[signature]

Himanshu P. Varia
CCO